Exhibit 4.3

DESCRIPTION OF SECURITIES

References to “we”, “us”, “Trinseo” or the “Company” herein are, unless the context otherwise indicates, only to Trinseo PLC and not to any of its subsidiaries.

General

The following is a summary of information concerning capital stock of Trinseo PLC.  The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Memorandum and Articles of Association (“Articles”) and are entirely qualified by the Articles.

Ordinary Shares

Outstanding Shares.  The Company currently has 35,208,647 outstanding ordinary shares with a nominal value of $0.01 per share (the “Ordinary Shares”), and 25,000 deferred ordinary shares with a nominal value of €1.00 each.

The outstanding shares include 25,000 deferred ordinary shares of €1.00 each, which were created solely to satisfy minimum statutory capital requirements that apply to all Irish public limited companies. The holders of the deferred ordinary shares are not entitled to receive any dividend or distribution, to attend, speak or vote at any general meeting, and effectively have no rights to participate in the assets of Trinseo PLC on a winding-up.

At our 2022 annual general meeting, shareholders authorized the Trinseo Board of Directors (the “Board”) to issue shares of Trinseo PLC up to 33% of its issued share capital, without approval from shareholders. The authority to issue new shares in Trinseo PLC extends for a period of eighteen months from the date of approval, at which time it will expire unless renewed by Trinseo’s shareholders.

Authorized Share Capital.  The Company has an authorized share capital of US$40,000,000 and €25,000, comprised of 4,000,000,000 ordinary shares of US$0.01 each and 25,000 deferred ordinary shares of €1.00 each.

The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes cast at a general meeting of shareholders of Trinseo PLC, referred to under Irish law as an “ordinary resolution.”

Irish law does not recognize fractional shares held of record. Accordingly, the Articles do not provide for the issuance of fractional shares, and our official Irish share register will not reflect any fractional shares.

Dividends.  Under Irish law, the Company is permitted to declare dividends and make distributions only out of “distributable profits.” Distributable profits are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital, and include reserves created by way of a reduction of capital. In addition, no distribution or dividend may be paid or made by the Company unless its net assets are equal to, or exceed, the aggregate of its called-up share capital plus its undistributable reserves and the distribution does not reduce the Company’s net assets below such aggregate. Undistributable reserves include the undenominated capital, the capital redemption reserve fund and the amount by which the Company’s accumulated unrealized profits that have not previously been utilized by any capitalization exceed the Company’s accumulated unrealized losses that have not previously been written off in a reduction or reorganization of capital.

The determination as to whether the Company has sufficient distributable profits to fund a dividend must be made by reference to either the last unconsolidated annual audited financial statements, or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position and accord with accepted accounting practice and have been filed with the Irish Companies Registration Office.

The Articles authorize the Board to declare interim dividends without approval from shareholders if it considers that the Company’s financial position justifies such payment. The Board may also recommend a dividend to be approved and declared by Trinseo’s shareholders at a general meeting. No dividend issued may exceed the amount recommended by the Board. The Articles provide that dividends may be paid in cash, property or paid-up shares. Any cash payment may be made by check or warrant or sent by any electronic or other means of payment.

Except as otherwise provided by the rights attached to shares of the Company, all shares of the Company will carry a pro rata entitlement to the receipt of dividends, and no dividend or other monies payable by the Company in respect of a share in the Company shall bear interest.

If a dividend cannot be paid to a shareholder of the Company or otherwise remains unclaimed, the Board may pay it into a separate account and the Company will not be a trustee in respect thereof. A dividend that remains unclaimed for a period of six years from the date of its declaration will be forfeited and will revert to the Company.

Shareholder Rights

Voting Rights.  Under the Articles, each Trinseo shareholder is entitled to one vote for each Ordinary Share that they hold as of the record date for the meeting. A holder of the deferred ordinary shares is not entitled to a vote. No voting rights can be exercised in respect of any shares held as treasury shares, including shares held by subsidiaries.

All resolutions at an annual general meeting or other general meeting will be decided on a poll. On a poll every Trinseo shareholder who is present, in person or by proxy, at the general meeting, is entitled to one vote for every Ordinary Share held by such shareholder.

At a separate general meeting of the holders of any class of shares, all votes will be taken on a poll and each holder of shares of the class will, on a poll, have one vote in respect of every share of that class held by such shareholder.

Under the Irish Companies Act and the Articles, certain matters require “ordinary resolutions”, which must be approved by at least a majority of the votes cast, in person or by proxy, by shareholders at a general meeting, and certain other matters require “special resolutions”, which require the affirmative vote of at least 75% of the votes cast, in person or by proxy, by shareholders at a general meeting.

An ordinary resolution is needed (among other matters) to remove a director, provide, vary or renew the directors’ authority to allot shares and to appoint directors (where appointment is by shareholders, subject to certain exceptions such as where there is a contested director election, as is described below).

A special resolution is needed (among other matters) to: alter the Company’s Articles, exclude statutory preemptive rights on allotment of securities for cash (up to five years); reduce the Company’s share capital; re-register the Company as a private company; and approve a scheme of arrangement.

Cumulative voting is not recognized under Irish law.

Changes to Rights Attaching to a Class of Shares.  Under the Articles and the Irish Companies Act, any amendment of rights attaching to a class of the Company’s issued shares must be approved by a special resolution of our shareholders of the affected class or with the consent in writing of the holders of three-quarters of all the votes of that class of shares.

Dissolution; Liquidation Rights.  The Company may be dissolved and wound up at any time by way of a shareholders’ voluntary winding, which requires a special resolution be approved of three-quarters of shareholders. The Company may also be dissolved by way of court order on the application of a creditor, or by the Irish Companies Registration Office as an enforcement measure if it has failed to file certain returns. The Company may also be dissolved by the Director of Corporate Enforcement in Ireland where its affairs have been investigated by an inspector and it appears from the report or any information obtained by the Director of Corporate Enforcement that the Company should be wound up.

Under the Articles, if the Company is wound up and the assets available for distribution are insufficient to repay the whole of the paid-up or credited as paid-up share capital, those assets are required to be distributed so that, as nearly as may be, the losses are borne by the Company’s shareholders in proportion to the capital paid-up or credited as paid-up at the commencement of the winding up on the shares in the Company held by them respectively. If in a winding-up the assets available for distribution among the Trinseo shareholders are more than sufficient to repay the whole of the share capital paid-up or credited as paid- up at the commencement of the winding-up, the excess is required to be distributed among the shareholders in proportion to the capital at the commencement of the winding-up paid- up or credited as paid-up on the said shares held by them respectively. The position described above is subject to any special terms and conditions applying to any class of shares.

Preemptive Rights.  Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. As permitted by Irish law, Trinseo shareholders approved a special resolution to disapply these preemption rights, such that the Board will be authorized to allot up to 10% of issued ordinary shares as of March 31, 2022 without approval from Trinseo’s shareholders for a period of eighteen months from the date of approval.

Irish law requires this disapplication to be renewed by special resolution passed at a general meeting of shareholders. If the disapplication is not renewed, new equity shares in Trinseo issued for cash must be offered to existing shareholders of Trinseo on a pro rata basis to their existing shareholdings before the shares may be issued to any new shareholders.

Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a share-for-share acquisition); (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution); or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Share Repurchases, Redemptions and Conversions.  The Articles provide that Trinseo may purchase its own shares and redeem outstanding redeemable shares. Under Irish law, shares can only be purchased or redeemed out of: (i) distributable profits; or (ii) the proceeds of a new issue of shares made for the purpose of the purchase or redemption.  Under the Irish Companies Act, a company may purchase its own shares either (i) “on-market” on a recognized stock exchange, which includes the New York Stock Exchange (“NYSE”); or (ii) “off-market” (i.e., otherwise than on a recognized stock exchange).

For Trinseo to make “on-market” purchases of its Ordinary Shares, shareholders must provide general authorization to the Company to do so by way of an ordinary resolution. For so long as a general authority is in force, no additional shareholder authority for a particular “on-market” purchase is required. Such authority can be given for a maximum period of five years before it is required to be renewed and must specify: (i) the maximum number of shares that may be purchased; and (ii) the maximum and minimum prices that may be paid for the shares by specifying particular sums or providing a formula. For an “off-market” purchase, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into.

Separately, Trinseo can redeem (as opposed to purchase) its redeemable shares once permitted to do so by its Articles (without the requirement for additional shareholder authority). The Articles provide that, unless the Board determines otherwise, any Ordinary Share that Trinseo has agreed to acquire shall be automatically converted into a redeemable share. Accordingly, for purposes of the Irish Companies Act, unless the Board determines otherwise, the acquisition of Ordinary Shares by Trinseo will technically be effected as a redemption of those Ordinary Shares. If the Articles did not contain such provision, acquisitions of Ordinary Shares by Trinseo would require to be effected as “on-market” or “off-market” purchases, as described above. Repurchased and redeemed shares may be cancelled or held as treasury shares, provided that the par value of treasury shares held by Trinseo at any time must not exceed 10% of the value of Trinseo’s company capital.

Trinseo cannot exercise any rights in respect of any treasury shares. Treasury shares can either be held in treasury, re-issued “on-market” or “off-market” or cancelled. Depending on the circumstances of their acquisition, treasury shares may be held indefinitely or require to be cancelled after one or three years. The re-issue of treasury shares requires to be made pursuant to a valid and subsisting shareholder authority given by way of a special resolution.

Purchases by Subsidiaries.  Under Irish law, a subsidiary of Trinseo may purchase its Ordinary Shares either “on-market” or “off market,” provided such purchases are authorized by shareholders as outlined above. The redemption option is not available to a subsidiary of Trinseo. The number of Ordinary Shares held by its subsidiaries at any time will count as treasury shares and will be included in any calculation of the 10% permitted treasury share threshold, as described above. While a subsidiary holds any of our shares, it cannot exercise voting rights in respect of those shares. The acquisition of our shares by a subsidiary must be funded out of distributable profits of the subsidiary.

Consolidation and Division; Subdivision. Under its Articles, the Company may by ordinary resolution consolidate and divide all or any of its share capital into shares of larger par value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital. The Company may, by ordinary resolution, reduce its authorized share capital in any way. The Company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way.

Lien on Shares, Calls on Shares and Forfeiture of Shares.  The Articles provide that Trinseo will have a first and paramount lien on every share that is not a fully paid-up share for an amount equal to the unpaid portion of such share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares in Trinseo to be paid, and if payment is not made, the shares may be forfeited.

General Meetings

General Meetings of Shareholders.  Trinseo must hold its annual general meeting no more than nine months after its accounting year end and not more than 15 months after its previous annual general meeting. In addition to any SEC mandated resolutions, the business of Trinseo’s annual general meeting is required to include: (a) the consideration of Trinseo’s statutory financial statements; (b) the review by shareholders of Trinseo’s affairs; (c) the election and reelection of directors in accordance with the Articles; (d) the appointment or reappointment of the Irish statutory auditors; (e) the authorization of the directors to approve the remuneration of the statutory auditors; and (f) the declaration of dividends (other than interim dividends).

The Articles provide that the Board may convene general meetings of shareholders at any place they so designate. All general meetings, other than annual general meetings, are referred to as ‘‘extraordinary general meetings’’ at law. If a general meeting is held outside Ireland, Trinseo has a duty, at its expense, to make all necessary arrangements to ensure that Trinseo’s shareholders can by technological means participate in any such meeting without leaving Ireland.

The Articles require that notice of an annual general meeting of shareholders must be delivered to the shareholders at least 21 clear days before the meeting. Shareholders must be notified of all general meetings (other than annual general meetings) at least 14 clear days prior to the meeting (provided that, in the case of an extraordinary general meeting for the passing of a special resolution, at least 21 clear days’ notice is required). ‘‘Clear days’’ means calendar days and excludes (1) the date on which a notice is given, or a request received; and (2) the date of the meeting itself.

Calling Special Meetings of Shareholders.  The Articles provide that general meetings of shareholders may be called on the order of the Board. Under Irish law, one or more shareholders representing at least 10% of the paid-up share capital of Trinseo carrying voting rights have the right to requisition the holding of an extraordinary general meeting.

Serious Loss of Capital.  If the Board becomes aware that the Company’s assets are half or less of the amount of Trinseo’s called-up share capital, the directors must convene an extraordinary general meeting of shareholders no later than 28 days after the earliest day on which that fact is known to a director (and the general meeting must be convened for a date not later than 56 days from that day). The meeting must be convened for the purpose of considering whether any, and if so what, measures should be taken to address the situation.

Quorum for Meetings of Shareholders.  Under the Articles, holders of at least a simple majority of the shares issued and entitled to vote at a general meeting constitute a quorum. The necessary quorum at a separate general meeting of the holders of any class of shares is holders of at least a simple majority of that class of shares issued and entitled to vote.

Corporate Governance

Under Irish law and the Articles, the authority for the overall management of Trinseo is vested in the Board. The Board may delegate any of its powers on such terms as it thinks fit in accordance with the Articles and Irish law, although, the Board will remain responsible, as a matter of Irish law, for the proper management of the affairs of the Company. The directors must ensure that any delegation is and remains appropriate and that an adequate system of control and supervision is in place.

Size of Board and Vacancies.  The Articles provide that the number of directors will be as the Board may determine from time to time, at its discretion, but which shall not be less than three. The number of directors on the Board is thirteen. Directors are elected by ordinary resolution at general meetings, provided that, if there is a contested election (as provided for in the Articles), each of the nominees shall be voted upon as a separate resolution and the nominees who shall be elected as directors shall be only those nominees (in number equal to the number of available positions) who receive the highest number of votes of all nominees in favor of their election or re-election.

Under the Articles, any Director whose term expires at an annual general meeting shall be eligible to stand for re-election at the annual general meeting. Notwithstanding that a Director might not be re-elected at a general meeting, such Director shall nevertheless hold office until the conclusion of that meeting.

Under Irish law and the Articles, the Company’s shareholders have the power to remove a director without cause by ordinary resolution. At least 28 clear days’ notice of the resolution is given to the Company and the shareholder(s) comply with the relevant procedural requirements. Under Irish law, one or more shareholders representing at least 10% of the paid-up share capital of Trinseo carrying voting rights have the right to requisition the holding of an extraordinary general meeting at which such a resolution to remove a director (and appoint a replacement) may be proposed.

The Articles provide that vacancies in the board of directors may be filled by the Board.

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Trust Company, N.A.

New York Stock Exchange Listing

The Ordinary Shares are listed on the New York Stock Exchange under the ticker symbol “TSE.”

Acquisitions

Shareholder Approval of Merger or Consolidation. Irish law recognizes the concept of a statutory merger in three situations: (1) a domestic merger where an Irish private limited company merges with another Irish company (not being a public limited company) under Part 9 of the Irish Companies Act; (2) a domestic merger where an Irish public limited company merges with another Irish company under Part 17 of the Irish Companies Act; and (3) a cross-border merger, where an Irish company merges with another company based in the European Economic Area (“EEA”) under the European Communities (Cross-border Merger) Regulations 2008 of Ireland.

Under Irish law and subject to applicable U.S. securities laws and the NYSE’s rules and regulations, where Trinseo proposes to acquire another company, approval of shareholders is not required, unless effected as a direct domestic merger or direct cross-border merger as referred to above.

Under Irish law, where another company proposes to acquire Trinseo PLC, the requirement for the approval of Trinseo PLC’s shareholders depends on the method of acquisition.

Schemes of Arrangement.  Under Irish law, schemes of arrangement are arrangements or compromises between a company and any class of shareholders or creditors, and are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers (similar to a merger in the United States). Such arrangements require the approval of: (i) a majority in number of shareholders or creditors (as the case may be) representing 75% in value of the creditors or each class of creditors or shareholders or each class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the Irish High Court.

Once approved by the requisite shareholder and creditor majority, sanctioned by the Irish High Court and becoming effective, all shareholders and/or, as the case may be, creditors of the relevant class are bound by the terms of the scheme. Dissenting shareholders and/or, as the case may be, creditors have the right to appear at the Irish High Court hearing and make representations in objection to the scheme.

Takeover Offer.  The Irish Companies Act also provides that where (i) a takeover offer is made for shares, and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 80% of the shares to which the offer relates, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer.

A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled to acquire its shares or to specify terms of acquisition different from those in the offer by applying to the court within 30 days of the date on which notice of the transfer was given. In the absence of fraud or oppression, and subject to strict compliance with the terms of the statute, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

Statutory Mergers.  It is also possible for Trinseo PLC to be acquired by way of a domestic or cross-border statutory merger, as described above. Such mergers must be approved by a special resolution of shareholders. If the consideration being paid to shareholders is not all in the form of cash, dissenting shareholders may be entitled, in certain circumstances, to require that their shares be acquired for cash.

Disclosure of Interests in Shares.  Under the Irish Companies Act, a person must notify us if, as a result of a transaction, the person will become interested in three percent or more of our voting shares, or if as a result of a transaction a person who was interested in three percent or more of our voting shares ceases to be so interested. Under the Irish Companies Act, an ‘‘interest’’ is broadly defined and includes direct and indirect holdings, beneficial interests and, in some cases, derivative interests. Furthermore, a person’s interests are aggregated with the interests of related persons and entities (including controlled companies). Where a person is interested in three percent or more of our voting shares, the person must notify us of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the voting shares in which the shareholder is interested as a proportion of the entire nominal value of our issued share capital (or any such class of share capital in issue). Where the percentage level of the person’s interest does not amount to a whole percentage, this figure is rounded down to the next whole number. We must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a person fails to comply with these notification requirements, the person’s rights in respect of any of our shares it holds will not be enforceable, either directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition, Irish law provides that a company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in its issued voting share capital to: (1) confirm whether this is or is not the case; and (2) if this is the case, to give further information that it requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, we may apply to the Irish High Court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Act, as follows: (1) any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of shares, shall be void; (2) no voting rights shall be exercisable in respect of those shares; (3) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and (4) no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event we are in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in our securities of one percent or more.

Irish Takeover Rules

Trinseo is subject to the Irish Takeover Panel Act 1997, as amended, and the Irish Takeover Rules promulgated thereunder, or the Irish Takeover Rules, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public limited companies listed on certain stock exchanges, including the NYSE. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in the case of multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the Trinseo Board will not be permitted, without approval from Trinseo’s shareholders, to take certain actions that might frustrate an offer for Trinseo once the Trinseo Board has received an approach that may lead to an offer or has reason to believe an offer is, or may be, imminent.

A transaction in which a third party seeks to acquire 30% or more of our voting rights and any other acquisitions of our securities will be governed by the Irish Takeover Panel Act 1997, as amended, and the Irish Takeover Rules and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles.  The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel: (1) in the event of an offer, all holders of securities of the target company must be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected; (2) the holders of securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of directors of the target company must give its views on the effects of the implementation of the offer on employment, employment conditions and the locations of the target company's place of business; (3) a target company's board of directors must act in the interests of that company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer; (4) false markets must not be created in the securities of the target company, the bidder or any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted; (5) a bidder can only announce an offer after ensuring that he or she can fulfill in full the consideration offered, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration; (6) a target company may not be hindered in the conduct of its affairs longer than is reasonable by an offer for its securities; and (7) a “substantial acquisition” of securities, whether such acquisition is to be effected by one transaction or a series of transactions, shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid.  Under certain circumstances, a person who acquires shares, or other voting securities, of a company may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding voting securities in that company at a price not less than the highest price paid for the securities by the acquirer, or any parties acting in concert with the acquirer, during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of securities would increase the aggregate holding of an acquirer, including the holdings of any parties acting in concert with the acquirer, to securities representing 30% or more of the voting rights in a company, unless the Irish Takeover Panel otherwise consents. An acquisition of securities by a person holding, together with its concert parties, securities representing between 30% and 50% of the voting rights in a company would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person, together with its concert parties, would increase by 0.05% within a 12-month period. Any person, excluding any parties acting in concert with the holder, holding securities representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements.  If a person makes a voluntary offer to acquire outstanding Trinseo PLC shares, the offer price must not be less than the highest price paid for Trinseo PLC shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the "look back" period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired Trinseo PLC shares (1) during the 12-month period prior to the commencement of the offer period that represent more than 10% of the outstanding Trinseo PLC shares or (2) at any time after the commencement of the offer period, the offer must be in cash or accompanied by a full cash alternative and the price per Trinseo PLC share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (1) above, the 12-month period prior to the commencement of the offer period or, in the case of (2) above, the offer period. The Irish Takeover Panel may apply this Rule to a bidder who, together with its concert parties, has acquired less than 10% of the total Trinseo PLC shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules.  The Irish Takeover Rules also contain rules governing substantial acquisitions of shares and other voting securities which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the company is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Rights of Dissenting Shareholders.  Irish law does not generally provide for appraisal rights. However Irish law provides for dissenters' rights in certain situations, as described below: (1) under a takeover offer, an offeror which has acquired or contracted to acquire not less than 80% of the shares to which the offer relates may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer. Dissenting shareholders have the right to apply to the High Court of Ireland for relief; (2) a takeover scheme of arrangement which has been approved by the requisite shareholder majority and sanctioned by the High Court of Ireland will be binding on all shareholders. Dissenting shareholders have the right to appear at the High Court hearing and make representations in objection to the scheme; and (3) in the case of a domestic or cross-border statutory merger, if the consideration being paid to shareholders is not all in the form of cash, dissenting shareholders may, in certain circumstances, be entitled to require that their shares be acquired for cash.

Anti-Takeover Measures

Frustrating Action.  Under the Irish Takeover Rules, the Trinseo PLC Board is not permitted to take any action that might frustrate an offer for our shares once the Trinseo PLC Board has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (1) the issue of shares, options, restricted share units or convertible securities; (2) material acquisitions or disposals; (3) entering into contracts other than in the ordinary course of business; or (4) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which the Trinseo PLC Board has reason to believe an offer is or may be imminent. Exceptions to this prohibition are available where: (a) the action is approved by our shareholders at a general meeting; or (b) the Irish Takeover Panel has given its consent, where: (i) it is satisfied the action would not constitute frustrating action; (ii) our shareholders holding more than 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting; (iii) the action is taken in accordance with a contract entered into prior to the announcement of the offer, or any earlier time at which the Board considered the offer to be imminent; or (iv) the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.